Exhibit 12.1

EKSPORTFINANS ASA
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine months	Six months
	ended	ended	Year Ended December 31,
	September 30,	June 30,
	2004	2004	2003	2002	2001	2000
	(in NOK thousands, except ratios)
	(unaudited)
NORWEGIAN ACCOUNTING PRINCIPLES
FIXED CHARGES
Interest and commissions on debt	1,563,506	1,020,154	1,807,419	2,040,246	4,244,676	5,571,368
Other interest and borrowing expenses	21,555	17,028	21,989	22,697	19,178	27,639
Estimate of the interest within rental expense	237	159	308	314	281	103

Total fixed charges, as defined	1,585,298	1,037,341	1,829,716	2,063,257	4,264,135	5,599,110

EARNINGS:
Net income	163,115	113,091	251,170	207,515	248,860	251,326
Income taxes	63,693	44,240	100,571	82,986	94,596	64,941
Fixed charges, as defined	1,585,298	1,037,341	1,829,716	2,063,257	4,264,135	5,599,110

Total earnings, as defined	1,812,106	1,194,672	2,181,457	2,353,758	4,607,591	5,915,377

RATIO OF EARNINGS TO FIXED CHARGES	1.14	1.15	1.19	1.14	1.08	1.06

U.S. ACCOUNTING PRINCIPLES (1)
FIXED CHARGES:
Total fixed charges, as defined, under Norwegian GAAP		1,037,341	1,829,716	2,063,257	4,264,135	5,599,110

Total U.S. GAAP fixed charges		1,037,341	1,829,716	2,063,257	4,264,135	5,599,110

EARNINGS:
Income before extraordinary income		793,057	(1,924,230)	523,253	1,296,220	260,840
Income taxes		44,240	100,571	82,986	94,596	64,941
U.S. GAAP adjustment		264,171	(846,507)	122,267	405,373	3,699
U.S. GAAP fixed charges		1,037,341	1,829,716	2,063,257	4,264,135	5,599,110

Total U.S. GAAP earnings, as defined		2,138,809	(840,450)	2,791,763	6,060,324	5,928,590

RATIO OF EARNINGS TO FIXED CHARGES (2)		2.06	—	1.35	1.42	1.06

(1) U.S. GAAP data not available for the nine month period ended September 30, 2004.

(2) Under U.S. GAAP, in 2003 fixed charges exceeded earnings by NOK 2,670 million as a result of a U.S. GAAP loss of NOK 840 million and U.S. GAAP fixed charges of NOK 1,830 million.